Exhibit 99.1

Trident Digital Tech Holdings Ltd. (Nasdaq: TDTH) Regains Nasdaq Compliance as Hearing is Cancelled;
Company Advances Strategic Transformation and Global Technology Expansion

Nasdaq Confirms TDTH Has Regained Compliance With Minimum Bid Price Requirement, Eliminating Delisting Concerns as Trident Accelerates
Its Evolution Into a Diversified Digital Infrastructure, AI, and Technology Holding Company

SINGAPORE, May 27, 2026 (GLOBE NEWSWIRE) -- Trident Digital Tech Holdings Ltd. (Nasdaq: TDTH) (“Trident” or the “Company”), a Singapore-headquartered digital infrastructure and technology holding company, today announced that it has received formal confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), the minimum bid price requirement for continued listing on the Nasdaq Capital Market.

According to the official notice received from Nasdaq Listing Qualifications Staff dated May 26, 2026, the matter has now been fully resolved and the hearing previously scheduled before the Nasdaq Hearings Panel for June 4, 2026 has been cancelled. Nasdaq further confirmed that Trident’s American Depository Shares (“ADSs”) will continue to remain listed and traded on The Nasdaq Stock Market.

The Company believes this development represents a significant milestone as Trident continues executing on its broader strategic transformation and long-term expansion initiatives across artificial intelligence, digital infrastructure, cybersecurity, blockchain-enabled technologies, agriculture technology, and emerging technology-driven sectors.

“This confirmation from Nasdaq is an important validation point for Trident and our shareholders,” said Soon Huat Lim, Founder, Chairman, and Chief Executive Officer of Trident Digital Tech Holdings Ltd. “Over the past several months, we have been focused on strengthening the Company’s foundation, advancing our strategic restructuring initiatives, and positioning Trident for long-term growth across multiple high-opportunity sectors. Maintaining our Nasdaq listing is critical as we continue building what we believe can become a globally diversified technology platform.”

The Company noted that the resolution of the Nasdaq compliance matter comes during a pivotal period in Trident’s corporate evolution, as management continues evaluating strategic initiatives designed to expand the Company’s presence across next-generation digital industries and scalable technology-driven business verticals.

Trident has recently intensified its focus on opportunities involving artificial intelligence infrastructure, cybersecurity technologies, blockchain-enabled ecosystems, digital identity solutions, strategic acquisitions, and emerging global technology partnerships. The Company believes these sectors represent substantial long-term market opportunities as enterprises and governments worldwide continue accelerating digital transformation initiatives.

Management further believes that maintaining an active Nasdaq listing strengthens the Company’s ability to pursue strategic partnerships, acquisitions, financing initiatives, and broader international expansion opportunities as Trident advances its evolving corporate strategy.

The Company also emphasized that its existing operational businesses and previously announced initiatives remain an important component of its long-term vision, while management continues working to build additional strategic pillars designed to enhance shareholder value and diversify the Company’s overall platform.

Trident expects to continue providing updates regarding strategic developments, corporate initiatives, technology partnerships, and potential expansion opportunities as they progress.

About Trident Digital Tech Holdings Ltd.

Trident Digital Tech Holdings Ltd. (Nasdaq: TDTH) is a Singapore-headquartered digital infrastructure holding company focused on building and operating sovereign-scale technology platforms across emerging markets. The Company’s strategy centers on entering high-growth economies through trusted digital identity infrastructure and expanding across adjacent government technology, digital commerce, cybersecurity, AI, and transaction-driven service verticals.

TDTH’s active initiatives include national digital identity infrastructure mandates, MSME digital tax formalization platforms, national digital commerce ecosystems, and enterprise cybersecurity deployments spanning Africa and the Asia-Pacific region. Through strategic partnerships, joint ventures, acquisitions, and technology-driven platform deployment, TDTH aims to establish scalable long-term digital infrastructure ecosystems serving both public and private sector markets.

With active operations and strategic initiatives in the Democratic Republic of Congo, Ghana, and Asia-Pacific markets, TDTH is positioning itself to capitalize on one of the largest global opportunities in digital transformation infrastructure.

Website: https://tridentity.me

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. This announcement contains forward-looking statements regarding the Company’s strategic initiatives, expansion plans, projected market opportunities, anticipated platform adoption, onboarding targets, projected revenue opportunities, operational deployment expectations, platform scalability, monetization opportunities, AI integration opportunities, strategic partnerships, potential acquisitions, regulatory developments, government contracting processes, and future business performance.

Forward-looking statements involve inherent risks and uncertainties, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: materialization and implementation of the Company’s strategic initiatives; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; any actions by third parties including government agencies; the expected growth of the digital solutions market; cybersecurity risks; the geopolitical, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

PR & Media Contact:

Phoenix MGMT & Consulting

Press@PhoenixMGMTConsulting.com

888-228-0122

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: investor@tridentity.me

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